SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________

SCHEDULE 13D/A

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Janel World Trade, Ltd.

(Name of Issuer)

Common Stock, $0.001 par value per share

  (Title of Class of Securities)

470773102

(CUSIP Number)

Dominique Schulte, Oaxaca Group L.L.C., 68 Bank Street, New York, NY 10014

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 10, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box: .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 470773102		13D	Page 2 of 5 Pages
1			NAME OF REPORTING PERSONS Oaxaca Group L.L.C. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS* WC
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,192,308
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,192,308
	10	SHARED DISPOSITIVE POWER 0
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,192,308
12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14			TYPE OF REPORTING PERSON* 00 It is a sole member limited liability company

CUSIP No. 470773102		13D	Page 3 of 5 Pages
1			NAME OF REPORTING PERSONS Dominique Schulte S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS* OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,192,308
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,192,308
	10	SHARED DISPOSITIVE POWER 0
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,192,308
12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14			TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

This Amendment No. 1 amends the original Schedule 13D filed by Oaxaca Group L.L.C. (“Oaxaca Group”) and Dominique Schulte (collectively, with Oaxaca Group, the “Reporting Person”) with respect to ownership of shares of the common stock, par value $0.001 (the “Common Stock”) of Janel World Trade, Ltd., a Nevada corporation (the “Issuer”). Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the SEC.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby restated in its entirety to read as follows:

The Issuer has granted warrants to Oaxaca Group to acquire the following Shares, all of which are currently exercisable at the following exercise price:

Date of Grant	Number of Shares	Exercise Price per Share

October 30, 2013	12,500,000	$ 0.08

On September 10, 2014, Oaxaca Group entered into a Subscription Agreement with the Issuer, pursuant to which it purchased 250,000 shares of the Issuer’s Series C Cumulative Preferred Stock, par value $0.001 per share (“Series C Preferred Stock”) at a price of $10.00 per share (or, $2,500,000 in the aggregate). As a holder of Series C Preferred Stock, Oaxaca Group is entitled to receive annual dividends at a rate of 8.25% per annum of the original Series C Preferred Stock issuance price, or $10.00 per share subject to adjustment upon certain events (“Original Issuance Price”), when, as and if declared by the Issuer’s Board of Directors. Beginning on September 10, 2017, such rate shall increase by 2% annually to a maximum rate of 14.25%. In the event of liquidation, Oaxaca Group shall be paid an amount equal to the Original Issuance Price, plus any accrued but unpaid dividends thereon. The Issuer may, at its option, redeem Oaxaca Group’s Series C Preferred Stock at any time upon notice to Oaxaca Group and payment of the Original Issuance Price, plus any accrued but unpaid dividends thereon (“Redemption Price”). Oaxaca Group may, at its option beginning on the September 10, 2018, redeem its Series C Preferred Stock for an amount equal to the Redemption Price. The Series C Preferred Stock does not carry any voting rights, except that a majority vote of the outstanding Series C Preferred Stock is required to (a) adopt amendments to the Issuer’s Amended and Restated Articles of Incorporation or bylaws which amendments would adversely affect the Series C Preferred Stock or (b) effect a liquidation, dissolution or winding up of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby restated in its entirety to read as follows:

Exhibit 1.	Joint Filing Agreement of the Reporting Person (previously filed)
Exhibit 2.	Certificate of Designation for Series C Preferred Stock of the Issuer (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on August 29, 2014)
Exhibit 3.	Subscription Agreement between the Reporting Person and the Issuer (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on September 16, 2014)

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: September 24, 2014

OAXACA GROUP L.L.C.

By:	/s/ Dominique Schulte
Name: Dominique Schulte Title: Member

/s/ Dominique Schulte
Name: Dominique Schulte

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